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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70483

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAG Financial, LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

305 Madison Avenue
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Patrick Sullivan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __PAG Financial, LLC._____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



PAG Financial, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2025

PAG Financial, LLC
Table of Contents



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
PAG Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PAG Financial, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022.

EISNERAMPER LLP
New York, New York
March 30, 2026

PAG Financial, LLC
Statement of Financial Condition
December 31, 2025

ASSETS	
Cash	$2,177,076
Commissions and service fees receivable	1,102,980
Due from affiliate	90,025
Prepaid expenses and other assets	7,328
TOTAL ASSETS	$3,377,409
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accrued expenses and other liabilities	$104,004
MEMBER'S EQUITY	3,273,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$3,377,409

See accompanying notes to statement of financial condition

PAG Financial, LLC
Notes to Statement of Financial Condition
December 31, 2025

Note A - Organization and Nature of Business:

PAG Financial, LLC (the "Company"), a wholly-owned subsidiary of PAG Holdings, LLC ("Parent"), was formed on June 29, 2015 under the Revised Uniform Limited Liability Company Act of the State of New Jersey. Parent is a wholly-owned subsidiary of PAG Partnership Holdco, LLC ("PAG Holdco"). During the current year, LPL Capital Partners, Inc., an affiliate of LPL Financial LLC, acquired a 19.9% ownership interest in PAG Holdco.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is sharing in securities-related commissions with LPL Financial LLC ("LPL" or "Clearing Broker"), by offering support services such as supervision, administration and compliance to certain individual registered representatives ("RRs") of LPL over their brokerage accounts. The Company also earns service fees from LPL by providing supervisory services to LPL's investment advisory representatives ("IARs") based on the assets under management ("AUM") of the advisory accounts. The Company provides these services through one of its principals in a role of a Branch Officer Manager ("BOM") of an Office of Supervisory Jurisdiction ("OSJ") for LPL.

Note B - Summary of Significant Accounting Policies:

(1.) Basis of Presentation:

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(2.) Use of Estimates:

The preparation of the statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

(3.) Cash:

The Company maintains its cash balance in a bank deposit account at a financial institution. Cash held at the financial institution, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced and does not expect to experience any losses in such accounts.

(4.) Revenue Recognition:

The entity recognizes revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The entity follows a five-step model to (a) identify the contract (s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Note B - Summary of Significant Accounting Policies (continued):

(4.) Revenue Recognition:

The following provides detailed information on the recognition of the Company's revenue from contract with customer:

Commission revenue consists of securities-related commissions earned by the Company from the supervision of certain LPL RRs on LPL's brokerage platform. The Company receives a percentage of the RRs' commissions. In addition, the Company receives a branch bonus based on the overall revenue production of the supervised LPL RRs and LPL IARs.

Service fees represent fees earned from LPL as a percentage of the customers' quarterly AUM of IARs who are registered with LPL but are under the supervision of the Company.

The commissions and service fees earned from LPL are recognized when the Company satisfies the performance obligation of a BOM over time as the LPL's RRs and IARs receive the benefits of the services evenly throughout the term of the contract. The Company is acting as principal in the above arrangements and recognizes revenue on a gross basis.

Commissions and service fees are recorded based on the amounts as reported by LPL on a monthly or quarterly basis, as applicable.

(5.) Commissions and Service Fees Receivable and Credit Losses

Commissions and service fees receivable represent commissions and service fees receivable from LPL. The Company considers these receivables fully collectible, accordingly no allowance for credit loss has been established. The Company measures credit losses on financial instruments by using management's measurement of the current expected credit loss ("CECL") which is based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

As of December 31, 2025, and December 31, 2024, the total receivables are $1,102,980 and $900,618, respectively.

(6.) Income Taxes

The Company is a limited liability company disregarded as an entity separate from its member for income tax purposes and as such, is a pass-through entity and not liable for income tax in the jurisdiction in which the Company operates for federal and state income taxes. As a result, no provision for income taxes has been made in the accompanying statement of financial condition. Due to the Company's status as a pass-through entity, it has recorded no liability associated with uncertain tax positions.

PAG Financial, LLC
Notes to Statement of Financial Condition
December 31, 2025

Note C – Financial instruments:

The following table presents the carrying values and estimated fair values at December 31, 2025 of financial assets and liabilities, and information on their classification within the fair value hierarchy.

At December 31, 2025, the carrying values of the Company's financial instruments approximate their fair value due to their short-term nature.

Assets and Liabilities	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	$2,177,076	$2,177,076	$ -	$ -	$2,177,076
Commissions and service fees receivable	1,102,980		1,102,980		1,102,980
Accrued expenses and other liabilities	104,004		104,004		104,004

Note D – Related Party Transactions:

The Company has an expense sharing agreement with Private Advisor Group, LLC ("PAG"), an affiliate of the Company. Pursuant to this agreement, PAG provides certain office space, personnel, and general and administrative services to the Company. PAG charges the Company a proportional share of the costs incurred by PAG in connection with this agreement, which are reimbursed by the Company. At December 31, 2025, due from affiliate of $90,025 represented the prepayment of such expenses to PAG.

Note E – Net Capital Requirements:

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2025, the Company had regulatory net capital, as defined, of $2,073,072, which exceeded the required amount of $6,934 by $2,066,138. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

Note F – Reportable Segment

The Company operates in a single line of business as a securities broker-dealer by providing supervisory and other support services to the registered representatives and investment advisory representatives registered with another clearing broker through one of its principals in a role of a Branch Office Manager of an Office of Supervisory Jurisdiction. The Chief Financial Officer (CFO) has been identified as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage operations. Additionally, the CODM uses net capital (see Note E) and supplementary information for the computation of net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, as the CODM manages the business activities using information from the Company as a whole. All operations of the Company are domestic.

Note G – Subsequent Events:

The Company has evaluated subsequent events occurring through March 30, 2026, the date the statement of financial condition is available to be issued.